UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zoro Mining Corp.

 (Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class Securities)

98977W201

(CUSIP NUMBER)

December 2, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  98977W201

1.	Names of Reporting Persons: Twain Assets SA
2.	Check the appropriate Box if a Member of a Group (See Instructions)
(a)☐ (b)☐

3.	SEC Use Only
4.	Citizenship or Place of Organization: Switzerland

Number of Shares Bene- ficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,379,500
	6.	Shared Voting Power: Nil
	7.	Sole Dispositive Power : 2,379,500
	8.	Shared Dispositive Power: Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,379,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row: 8.4%
12.	Type of Reporting Person (See Instructions): CO

CUSIP NO.  98977W201

Item 1

(a) Name of Issuer:	Zoro Mining Corp.

(b) Address of Issuer's Principal Executive Offices:	3040 North Campbell Ave. #110, Tucson, AZ 85719

Item 2
(a) Name of Person Filing:	Twain Assets SA

(b) Address of Principal Business Office or, if none, residence:	c/o Manfid SA, Via Pelli 13, Lugano 6901, Switzerland

(c) Citizenship:	A corporation organized under the laws of Switzerland

(d) Title of Class of Securities:	Common Stock, par value $0.00001 per share

(e) CUSIP Number:	98977W201

  Item 3.

Not applicable. This statement is filed pursuant to Rule 13d-1(c).

  Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		2,379,500

(b)	Percent of class:		8.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	2,379,500

	(ii)	Shared power to vote or to direct the vote	Nil

	(iii)	Sole power to dispose or to direct the disposition of	2,379,500

	(iv)	Shared power to dispose or to direct the disposition of	Nil

CUSIP NO.  98977W201

Item 5.      Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

Not Applicable.

Item 9.      Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 1, 2010	/s/ Twain Assets SA
Twain Assets SA
		By:	Sandro Fenyo, President